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Presentation of data on Progen’s cancer epigenetic targets platform

Brisbane, Australia. 30 May 2008. (ASX: PGL; NASDAQ: PGLA) New data on Progen’s cancer epigenetic targets program will be presented tomorrow at the American Association for Cancer Research (AACR) Epigenetics Meeting in Boston by Progen’s collaborators at the Johns Hopkins University.

The data to be presented demonstrates that compounds in Progen’s existing preclinical cancer epigenetics program functionally inhibit the activity of LSD-1, an exciting new epigenetic cancer target which, if inhibited, may activate genes that protect against tumor development. These LSD-1 inhibitors are the first to demonstrate effective re-expression of aberrantly silenced genes by targeting this recently discovered cancer gene regulator.

Dr. Laurence Marton, Progen’s Chief Scientific Officer, said, “We have discovered from in vitro testing that by inhibiting LSD-1 with this new class of compounds we can reactivate genes that normally suppress cancer and are deactivated in cancer-triggering processes. We are now extending these studies to animal cancer models to determine if we can inhibit the growth of tumors.”

“This is a new frontier in cancer treatment and we are excited to be entering this novel therapeutic area”, said Dr. Marton.

Progen already has preliminary preclinical efficacy data for many of its cancer epigenetics compounds, and is planning to move additional related compounds into further efficacy, safety and pharmacokinetic models within the coming months.

About the AACR Cancer Epigenetic Special Conference: The AACR special conference on cancer epigenetics assembles prominent investigators in the field to discuss recent advances in this rapidly moving area. It provides a unique forum to review the remarkable progress in this area over the past few years, and provides a glimpse of where the field is moving, with a strong emphasis on translational epigenetics research.

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

About Epigenetics: Epigenetics is defined as inherited changes in gene expression that are not associated with changes in the DNA sequence itself, but rather are associated with changes in the activation and regulation of gene transcription. Its role in cancer, through the aberrant silencing or repression of gene expression, is now recognized and a number of epigenetic targets in oncology have now been identified. LSD-1 is the first enzyme identified to specifically demethylate histone proteins (demethylates Lysine 4 of histone H3) and plays an important role in the regulation of specific cancer suppressor genes. LSD-1 inhibitors prevent the action of LSD-1, causing increased levels of histone methylation, resulting in the reactivation of the cancer suppressing genes.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: cindyi@progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.